July 8, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (608) 232-5975

Mr. Jerome J. Smith
President and Chief Executive Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, WI 53719

Re: First Business Financial Services, Inc.
Amendment No. 1 to Form 10
Filed June 24, 2005
File No. 000-51028

Dear Mr. Smith:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business

Regulation – page 17

1.   Although you acknowledge that you "meet all capital requirements," you have not specifically disclosed your position with regard to each regulatory requirement. Therefore, we reissue our previous comment 2:

Previous Comment 2:

You discuss the regulatory requirements for the banks but do not include whether you meet them. For example, on page 17, you say that the "Banks' deposits are insured up to applicable limits" but do not disclose under which category they are classified. Similarly, on page 18, you discuss the minimum total capital to risk-weighted assets required but never discuss your own percentage. Please revise this section to include your position with regard to each regulatory requirement.

Item 2. Financial Information

Recent Developments,

2.   We note the Form 8-K filed June 24, 2005 announcing the resignation of the President and CEO of First Business Capital Corp. Please update the Recent Developments section to reflect this announcement and make corresponding changes throughout the document to reflect the departure of Mr. Munhofen.

Five-Year Summary, page 24

3.   Please reconcile the line time titled "Gain on sale of *unconsolidated subsidiary"* of $973,000 to the "Recent Developments, Sale of m2 Lease Funds" section of MD&A on page 26 that states this was a sale of a 50% interest in a commercial finance *joint venture*.

4.   Considering the sale accounts for 62% of net income for the three-months ended March 31, 2005, please cross reference this line item to the discussion of the sale in MD&A on page 26 and to Note 7, "Sale of Unconsolidated Subsidiary" on page 116 of the financial statements for the three-months ended March 31, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations - Comparison of Three Months ended March 31, 2005 and 2004, page 30

5.   We refer to the "Provision for Loan and Lease Losses" on page 32. Please quantify the increase in classified loans and the decrease in non-accrual loans and leases. Describe if these problem assets were classified as substandard, doubtful or special mention and if there are any concerns as to whether there is a collateral shortfall that could result in establishing a specific allowance for loan losses.

Financial Statements for the Years ended December 31, 2004 and 2003, page 61

Note 1. Summary of Significant Accounting Policies and Nature of Operations – Pro Forma Stock Option Information – page 73

6.   Based on your response to Comment 10, please state in the footnote why expected volatility was not included as part of the assumptions used to determine the fair value of the options granted and how your volatility assumptions will change once the company's shares are actively traded.

Note 2. Restatement of Prior Year' Consolidated Financial Statements, page 75

7.   We refer to your response to Comment 11 and to the revised third paragraph in MD&A on page 35 that states the $1.4 million income from written options in 2003 was due to fair value changes related to an increase in the *observed market price for BBF shares* combined with a decrease in the *observed market price for FBFS shares*. Please explain to us and describe in MD&A how you determined the market price for BBF and FBFS shares during 2003 since BBF shares do not appear to be traded and FBFS shares have limited private trading. Refer to Item 9, "Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" on page 58.

Note 3. Written Option – page 77

8.   Please provide the following information with respect to your response to Comment 13 and to the disclosure in the first paragraph of the "Written Options" section in MD&A on page 35:

   * As requested previously, please tell us and state in MD&A how the dual indexing of the fair value of the options has affected the methodology used to determine the fair value the options on the date they were issued, when the options were modified in 2002 and when they were exercised in 2004.

   * Tell us and explain in MD&A what you mean when you state in MD&A that the conversion formula *eliminated any potential dilution of book values.*

9.   With respect to your response to Comment 14 and to the disclosure in the second paragraph of the "Written Options" section in MD&A on page 35, please provide us with the following information:

   * Describe in this section and tell us why the valuation model for the written options has considered the volatility of the FBFS shares but you state in your response to Comment 10 that as a nonpublic entity you *do not consider the expected volatility* of the stock over the life of the option.

- Tell us why the valuation model was unable to include the effects on the value of the BBG and FBSF shares resulting from the fact that the consolidated operating results of FBSF include the proportionate share of its 51% ownership of BBG.

- Explain to us and describe in MD&A how the stock price of BBG was determined considering it does not appear to be either publicly or privately traded.

Note 16. Income Taxes – page 93

10.   We refer to your response to Comment 19. Please tell us and state in the footnote why you consider the Company's sales of earning assets to FBB-Milwaukee, your wholly owned subsidiary, will result in increased *net income* that will permit the use of the NOL carryforwards before they expire. Tell us if the net income you refer to is *taxable net income* and not to net income determined by generally accepted accounting principles.

Financial Statements for the three-months ended March 31, 2005

Note 7, Sale of Unconsolidated Subsidiary, page 116.

11.   Please reconcile the footnote which states the company sold its 50% interest in the commercial finance *joint venture* with the income statement on page 109 that refers to the gain on sale of *unconsolidated subsidiary* of $973,000.

12.   Assuming the sale was of an unconsolidated subsidiary, please explain in the footnote and tell us the basis for recording the gain on sale of an *unconsolidated subsidiary*. Discuss in your response how you considered the requirements of FIN 46R for consolidating a variable interest entity in which the Company is the primary beneficiary.

13.   Disclose the related party nature of the transaction considering the Company sold its 50% interest in M2 Lease Funds to its partner. Refer to Letter to Shareholders dated January 14, 2005 in the "Letters to Shareholders" section of your website www.fbfinancial.com.

14.   Explain how you determined the gain of $973,000 on the sale of your 50% interest considering:

- State Financial Services Corp. acquired only an 80% interest in M2 for $3.6 million. Refer to Note F, "Acquisitions" of the financial statements of State Financial Services in their Form 10-Q for the three months ended March 31, 2005, File No. 000-18166.

- Your 50% equity interest was $1.3 million as of December 31, 2004 and M2 Lease Funds had loans payable to the Company totaling $13.4 million as of December 31, 2004.

- The current payment status of these $13.4 million of loans payable to the Company by MC Lease Funds. Refer to Note 10, "Other Assets" on page 85.

- Any continuing interests retained by the Company in M2 Lease Funds considering the total sale was for only 80% of the total equity of M2.   Explain why the retention of any interest by the Company has not precluded gain recognition on the sale of the Company's 50% equity interest.

- Mr. Englebrecht, the founder and current Chief Executive Officer of M2 will <u>retain an ownership interest</u> in M2 Lease Funds and continue to be its CEO. Refer to Business Wire dated January 5, 2005 titled "State Financial Services Corporation Announces Agreement to Acquire 80% Ownership of Equipment Lease Company".

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames at (202) 551-3447 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark S. Webb
Legal Branch Chief

cc: Mark Plichta
        Foley and Lardner LLP
        777 East Wisconsin Avenue
        Milwaukee, WI 53202